EXHIBIT 99.1

Former National Security & Intelligence Advisor Jody Thomas Nominated to Electra Board of Directors

TORONTO, Sept. 23, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce the nomination of Jody Thomas to its Board of Directors.

Ms. Thomas brings a distinguished track record of public service and leadership in Canada’s national security and defense sectors. Most recently, she served as National Security and Intelligence Advisor to the Prime Minister of Canada, where she provided strategic counsel on national security priorities and intelligence coordination at the highest levels of government. Prior to that, Ms. Thomas held senior leadership roles as Deputy Minister of National Defence and Commissioner of the Canadian Coast Guard. Her decades of experience in public administration, operational leadership, and risk management will provide valuable perspective as Electra advances its strategic priorities across North America’s critical minerals supply chain.

“Electra’s vision to establish a secure and sustainable supply chain for critical minerals in North America resonates deeply with my experience with Canada’s strategic priorities,” said Ms. Thomas. “I am honoured to join the Board at a time when Canada and its allies are focused on reducing vulnerabilities and fostering domestic capacity in key sectors. I look forward to contributing to Electra’s next phase of growth and transformation.”

“Jody’s nomination comes at a defining moment for Electra,” said Electra CEO, Trent Mell. “As we execute on our critical minerals strategy and supply chain development plans, the insights she brings from decades at the highest levels of national defense and intelligence will be invaluable. Her expertise in risk management, security, and federal operations directly aligns with our mission to build a resilient, domestic supply chain for electric vehicle batteries in North America.”

“Jody’s nomination reinforces our commitment to governance excellence and long-term value creation for our shareholders,” added John Pollesel, Chair of Electra’s Board of Directors. “Her depth of experience will support the Board’s oversight role as we work closely with management to execute Electra’s restructuring and advance our critical minerals strategy.”

A pioneer in Canadian defense history, Ms. Thomas joined the naval reserves at the age of 17 and became the first woman to serve aboard a Canadian military vessel. She holds a Bachelor of Arts from Carleton University and is widely recognized for her leadership in federal operations and national security strategy.

Ms. Thomas’s nomination follows the recent appointments of David Stetson, former CEO, Alpha Metallurgical Resources, and Gerard Hueber, Retired Rear Admiral, U.S. Navy, further enhancing the strategic depth and operational expertise of Electra’s Board of Directors at a pivotal moment in the Company’s evolution. Ms. Thomas will stand for election to the Board of Directors at Electra’s Annual General and Special Meeting of shareholders, scheduled for October 15, 2025. If approved by shareholders, the reconstituted Board will comprise seven directors with a broad range of expertise in strategy, capital markets, defense, and industrial operations.

About Electra Battery Materials
Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.